Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

Toronto, June 11, 2026 – Thomson Reuters (TSX/Nasdaq: TRI) today announced the voting results for the election of the company’s Board of Directors at its annual meeting of shareholders held in-person yesterday.

All 14 nominees were elected to the Thomson Reuters Board of Directors. Michael Medline and Liz Hilton Segel are newly elected directors. Each director elected will continue to hold office until Thomson Reuters’ next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed. The voting results for directors were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	397,345,940	98.20%	7,289,603	1.80%

Steve Hasker	404,039,870	99.85%	595,673	0.15%

Kirk E. Arnold	403,174,049	99.64%	1,461,494	0.36%

LaVerne Council	404,255,658	99.91%	379,885	0.09%

Michael Friisdahl	393,303,972	97.20%	11,331,571	2.80%

Michael Medline	399,517,591	98.74%	5,118,249	1.26%

Deanna Oppenheimer	402,411,341	99.45%	2,224,202	0.55%

Simon Paris	402,937,759	99.58%	1,697,784	0.42%

Kim M. Rivera	404,307,846	99.92%	327,697	0.08%

Paul Sagan	399,560,798	98.75%	5,074,745	1.25%

Barry Salzberg	402,427,247	99.45%	2,208,296	0.55%

Liz Hilton Segel	404,492,523	99.96%	143,020	0.04%

Peter J. Thomson	393,189,122	97.17%	11,446,421	2.83%

Beth Wilson	404,293,387	99.92%	342,156	0.08%

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor, approved an advisory resolution on executive compensation and did not approve the shareholder proposal set out in the management proxy circular. A final report on voting results will be filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world-leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

CONTACTS

MEDIA Zoe Zanettos Corporate Affairs zoe.zanettos@thomsonreuters.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations gary.bisbee@thomsonreuters.com